Exhibit 99.(a)(8)

OPLINK COMMUNICATIONS, INC.

Notice to Holders of Options

December 5, 2014

You are receiving this notice because you hold options (“Options”) to purchase shares of common stock (“Shares”) of Oplink Communications, Inc. (the “Company” or “Oplink”), which were granted under and pursuant to the Company’s 2000 Equity Incentive Plan or 2009 Equity Incentive Plan (each, a “Plan,” and collectively, the “Plans”).

We would like to describe to you how your Options will be treated in connection with certain upcoming transactions, as described below.

Background

On November 18, 2014, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Koch Industries, Inc. (“Parent”) and Koch Optics, Inc. (“Purchaser”).  As a result of the Merger Agreement, on November 24, 2014, Purchaser launched a cash tender offer (the “Offer”) to purchase all of the Company’s issued and outstanding common stock.

Following the expiration of the Offer and assuming the satisfaction or waiver of the conditions to Purchaser’s obligation to accept and pay for Shares tendered in the Offer and the conditions to the parties’ obligations to consummate the merger of the Company with Parent (the “Merger”), the Company will become an indirect wholly-owned subsidiary of Parent.

Cancellation and Cash Payments

Assuming the Merger is consummated, immediately prior to the effective time of the Merger (the “Effective Time”), each unexpired and unexercised Option, whether or not then exercisable or vested, will be cancelled and you will be eligible for the cash payment with respect to such cancelled Options as described below.

You have two choices with respect to your Options.  You may elect either to:

(1)               do nothing, and your outstanding Options (both vested and unvested), will be cancelled and converted automatically into the right to receive a cash payment paid on or as soon as practicable following the Closing (as defined in the Merger Agreement), as described in further detail below; or

(2)               exercise your outstanding Options prior to the Effective Time.

Please note that if you terminate your service and your post-termination exercise period specified in your applicable Option agreement expires prior to the Effective Time, your Options no longer will be outstanding and you will not be entitled to the cash payment described below or any other rights or benefits.

If the Merger is not completed, your Options will not be cancelled or be eligible for a cash payment and instead will continue under the existing terms as set forth in the applicable Plan and Option agreement.  However, if you exercise any vested portion of your Options, that exercise cannot be undone and you will continue to own the purchased Shares.

More About Your Alternatives

Alternative One — Cash Payment

Assuming completion of the Merger, your Options that remain unexpired and unexercised as of immediately prior to the Effective Time will be cancelled and converted automatically into the right to receive a cash payment (the “Cash Payment”) equal to:

(i)                   the Merger Consideration of $24.25 minus the per Share exercise price of your Options, multiplied by

(ii)                the number of Shares that were subject to your Options immediately prior to the Effective Time.

If the exercise price of your Options is $24.25 or more, your Options will be cancelled and terminated at the Effective Time and you will not receive any Cash Payment for those Options.

Any Cash Payment you are entitled to will be paid to you on or as soon as practicable after the Closing, without interest, and less any required tax withholding.

In all events, your Options will terminate on the Effective Time and you will have no further rights as an Option holder.

You do not need to exercise your Options or otherwise pay the exercise price of your Options to receive the Cash Payment.  If you do not exercise your Options, as described in this alternative, your outstanding Options will automatically be cancelled on the Effective Time and you will receive the Cash Payment, if any.

Alternative Two — Option Exercise

As an alternative, you may exercise any of your vested Options prior to the Effective Time.  If you wish to exercise your Options, you may do so by completing an exercise notice and paying the exercise price set forth in your option agreement(s), subject to the restrictions set forth below.

After you exercise your Options you will become the owner of the purchased Shares.  Similar to any other shareholder of the Company, you will have the right to tender your purchased Shares in accordance with the terms and conditions of the Offer.

Additionally, please keep in mind that if you do choose to exercise your Options and tender them in the Offer, you must allow yourself sufficient time to comply with the procedures for tendering Shares into the Offer.

If you exercise your Options but do not tender them in the Offer and instead hold the Shares until the Merger, assuming the Merger is consummated, the Shares automatically will be purchased in the Merger for the same $24.25 per share price that all Oplink shareholders will receive.  For information regarding the Offer, please see the Offer Statement on Schedule TO (including the Offer to Purchase and the related exhibits) filed by Parent and Purchaser on November 24, 2014, which is available on the SEC’s Web site (http://www.sec.gov).

Please note that if the exercise price of your Options is greater than $24.25 (the per Share consideration payable to holders of Company common stock in the Offer and the Merger), you likely will realize no benefit by exercising those Options prior to the Effective Time.

U.S. Tax Implications

You should consult your own tax advisor as to the specific tax implications to you of the Offer or the Merger, as applicable, with respect to your Options, including the applicability and effect of federal, state, local and foreign tax laws.  Your federal, state, local and foreign tax consequences depend upon your unique circumstances.

Cash Payment.  If you receive a Cash Payment under Alternative One, you will recognize ordinary income in an amount equal to your Cash Payment at the time the payment is made, regardless of whether your Options were incentive stock options or nonstatutory stock options.  Such income generally will constitute wages and therefore will be subject to the collection of applicable U.S. federal and state income and employment tax withholdings.

Option Exercise.  If you exercise an incentive stock option (an “ISO”), your receipt of the cash consideration in connection with the Offer or Merger, as applicable, will be a disqualifying disposition of the Shares underlying the ISO.  Upon the disqualifying disposition, you generally will recognize ordinary income equal to the excess, if any, of the lesser of (i) the fair market value of the Shares at the time you exercise the ISO less the aggregate exercise price you paid for the Shares or (ii) the amount you realize for the Shares disposed of in the Offer or Merger, as applicable, less the aggregate exercise price you paid for the Shares.  Such income will not be subject to withholding of applicable U.S. federal and state income and employment tax withholdings. However, such income will constitute wages and you will be responsible for paying the resulting applicable U.S. federal and state income taxes.  Any additional gain or loss generally will be short-term capital gain or loss.

If you exercise nonstatutory stock options, you will recognize ordinary income equal to the excess, if any, of (i) the fair market value of the Shares at the time of exercise over (ii) the aggregate exercise price paid for the Shares.  If you were an employee on the date of your Option grant, such income will constitute wages subject to withholding of applicable federal and state income and employment tax withholdings.  Any additional gain or loss generally will be short-term capital gain or loss.

Please submit any questions you have regarding this notice to Trina Long.

Additional Information and Where to Find It

This communication is provided for informational purposes only. No statement in this document is an offer to purchase or a solicitation of an offer to sell securities. Any offers to purchase or solicitation of offers to sell will be made only pursuant to the Tender Offer Statement on Schedule TO (including the Offer to Purchase, the Letter of Transmittal and other documents relating to the Offer) that Parent and Purchaser, a wholly-owned subsidiary of Parent, filed with the Securities and Exchange Commission (the “SEC”) on November 24, 2014. In addition, Oplink filed a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer on November 24, 2014.  You are advised to read these documents, any amendments to these documents and any other documents relating to the Offer that are filed with the SEC carefully and in their entirety because they contain important information, including the terms and conditions of the Offer.  Such documents have been made available to Oplink’s shareholders at no expense to them at www.oplink.com. In addition, you may obtain copies of these documents (and all other Offer documents filed with the SEC) at no charge on the SEC’s Web site: www.sec.gov.